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(212) 839-5374	FOUNDED 1866

June 26, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jay Ingram

Alfred Pavot

Tracey Smith

Asia Timmons-Pierce

Re:	The New Home Company LLC Registration Statement on Form S-1 Filed June 14, 2013 CIK No. 0001574596

Ladies and Gentlemen:

The New Home Company LLC (to be converted into a Delaware corporation prior to the completion of the offering to which the Registration Statement referred to below relates) (the “Company”) has today electronically transmitted, pursuant to Regulation S-T, Amendment No.1 (“Amendment No. 1) to the Registration Statement on Form S-1 (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”). On behalf of the Company, we hereby respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated June 21, 2013 from Mr. Jay Ingram, Legal Branch Chief. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable responses. We will also provide courtesy copies of Amendment No. 1 to the Registration Statement, as filed and marked to indicate the changes made from the filing of the Registration Statement with the Commission on June 14, 2013.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 69

1.	As previously requested in comment 26 in our letter dated May 15, 2013 and comment 5 in our letter dated June 7, 2013, please expand your results of operations disclosures to include a discussion and analysis of the material costs included in cost of sales for home sales, fee building and land sales along with the material factors impacting these costs. Please note that it should be clear from your discussion and analysis of the cost of sales for fee building why these costs exceed the amount of revenues recognized for fiscal year 2011. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance. Please also address this comment in your interim period discussion and analysis.

Response: In accordance with the Staff’s comment, the Company has expanded its disclosure on pages 65, 66, 71, 72, 78 and 82.

2.	We note from your disclosures in Note 8 to your financial statements that you reversed $450,477 of your fee building warranty reserve during fiscal year 2012, which positively impacted fee building revenues and gross profit. Please expand your discussion and analysis of your fee building results for fiscal year 2012, including the interim period as appropriate, to clarify to investors that revenues and gross profit was positively impacted by this change and why.

Response: In accordance with the Staff’s comment, the Company has expanded its disclosure on pages 72 and 82.

Liquidity and Capital Resources, page 83

3.	We note your disclosures on page 86 that operating cash flows was impacted by increases in other assets that was primarily related to purchase of property and equipment. Please help us understand how purchases of property and equipment impacted your operating cash flows rather than your investing cash flows.

Response: The purchase of property and equipment is not an operating cash flow activity and the Company is confirming that any cash paid to purchase property and equipment is classified as an investing activity. In accordance with the Staff’s comment, the Company has revised and expanded its disclosure on page 87 to indicate that the cash flow of $0.3 million that was derived from the Company’s net income was offset by net cash flows used to reduce accounts payable.

4.

We note your disclosures on page 86 that you have sufficient cash and sources of financing for at least the next 12 months. Please expand your disclosures to provide investors with the specific reasons you were able to arrive at this conclusion, in light of the fact that you reported negative operating cash flows and negative free cash flows for

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2013

the three months ended March 31, 2013. If you are relying on additional capital contributions from your current members and also the proceeds from this offering to be able to meet your obligations for the next 12 months, please clearly disclose this. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13.b.1 of the Financial Reporting Codification for guidance.

Response: In accordance with the Staff’s comment, the Company has revised and expanded its disclosure on page 86.

Our Formation Transactions and Structure, page 158

5.	We reissue comment 38 in our letter dated May 15, 2013. We continue to note that the common shares of the company will be issued immediately prior to the completion of the offering and that some of the initial shareholders will be providing these shares for the fulfillment of the over-allotment option. Please provide an analysis addressing whether the offer and sale of the shares in the formation transaction is “complete” for purposes of establishing the availability of Rule 152 to separate the issuance and resale as separate transactions. Please discuss the presence of any contractual agreements that establish that, at the time of filing, the members of TNHC LLC, IHP Capital Partners VI, LLC, Watt/TNHC LLC, and TCN/TNHC LP have made final, binding and unconditional commitments to receive the shares of common stock they will receive in the reorganization to corporate form. Throughout the Plan of Conversion, filed as Exhibit 2.1, we note references to the automatic conversion, which suggests that the terms on which equity interests will exchanged are fixed in accordance with a formula that varies only as the initial offering price varies. Also, please file the Supplement to Limited Liability Company Agreement, dated June 13, 2013 referenced in your Plan of Conversion.

Response: The Company is supplementally submitting to the Staff a copy of the Supplement to Limited Liability Company Agreement, dated June 13, 2013 (the “Supplement”), as an attachment to the this letter. For the sake of completeness, in the immediately following paragraph, the Company respectfully repeats part of its response to comment 38 of the Staff letter dated May 15, 2013 referenced in the Company’s letter dated May 24, 2013, and further addresses the Staff’s comment 5 of the June 21, 2013 letter thereafter. The Company notes that TNHC LLC’s three non-management institutional investors are IHP Capital Partners VI, LLC, Watt/TNHC LLC and TCN/TNHC LP. The four most senior executives of the Company’s management team hold their interests in the Company through TNHC Partners LLC. TNHC Partners will not sell any shares in the IPO or pursuant to the related underwriters’ option to purchase additional shares.

The conversion transaction will be conducted in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act. In its policy position set forth in Release No. 33-8828, the Commission noted that “…if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company… then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.” Each of the three non-management institutional investors receiving common shares in the proposed conversion has substantive, preexisting relationships with the Company and has been aware of the proposed offering since well before the Registration Statement was confidentially submitted. Each of the three non-management institutional investors has a representative on the Company’s board of managers, which has quarterly board meetings as well as special meetings when circumstances warrant. None of the recipients were or will be solicited through general solicitation or general advertising, whether in the form of the Registration Statement or otherwise, rather they became aware of, and consented to, the proposed conversion through their respective representatives on the board of managers of the Company and their direct contact with the Company. In fact, as described in more detail below, despite the substantive, pre-existing relationship of the non-management institutional investors, such investors nevertheless committed to acquire shares through the execution of a final, binding agreement prior to the filing of the Registration Statement. Additionally, the conversion is a reorganization, not a sale of securities for cash. The Company will not receive any capital as a result of the conversion.

We believe that the offer and sale of the shares to the non-management institutional investors in the formation transaction was “complete” prior to the filing of the Registration Statement on June 14, 2013 for purposes of establishing the availability of Rule 152 to separate the acquisition of the shares by the non-management institutional investors and the possible resale of a portion of such shares in the IPO (if the underwriters’ option to purchase additional shares is exercised), as separate transactions. Specifically, before the filing of the Registration Statement, the non-management institutional investors made their investment decision and committed to acquire the shares of the Company pursuant to their execution of the LLC Agreement and the Supplement, which are final, binding agreements subject only to conditions outside of their control.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2013

Under Commission interpretations, the Staff has historically considered a private placement to have been “completed” for purposes of Rule 152 if prior to the filing of a registration statement final, binding commitments are in place from investors subject only to conditions outside their control. In Black Box Incorporated (publicly avail. June 26, 1990), among other things, the Staff interpreted Rule 152 and concluded that a private offer otherwise exempt from registration as a private placement under Section 4(2) of the Securities Act would not be integrated with a subsequent registered public offering if the investors in the private placement executed and delivered definitive investment agreements before the filing of the registration statement in connection with the public offering and if the obligations of the investors to acquire the securities in the private placement were subject only to conditions beyond their control.

As indicated above, the LLC Agreement and the Supplement were executed by each of the non-management institutional investors and were in full force and effect prior to the filing of the Registration Statement. Under the terms of the LLC Agreement and the Supplement, each of the non-management institutional investors agreed to receive an allocation of shares as provided for therein (which varies based upon the price of the shares in the IPO). In addition, pursuant to Section 1.1(a) of the LLC Supplement, the non-management institutional investors authorized TNHC Partners, among other things, to determine, in its sole and absolute discretion, all terms and conditions of the IPO, including, but not limited to, the number of shares to be sold in the IPO by the Company and the price per share to the public of such Common Stock, any related discount to the underwriters of the IPO, and any other terms and conditions as may be fixed or authorized by TNHC Partners. In addition to executing the Supplement, prior to the filing of the Registration Statement, each of the non-management institutional investors executed a written consent authorizing and approving the IPO and related formation transactions including, among other things, the Plan of Conversion, the Company’s Amended and Restated Certificate of Incorporation, the Bylaws, and the taking of any action by TNHC Partners that may be necessary or appropriate to complete the IPO.

Based upon the foregoing, we believe that prior to the filing of the Registration Statement, each of the non-management institutional investors entered into a final, binding agreement to acquire the shares that they are entitled to receive under the terms of the LLC Agreement and the Supplement, subject only to conditions beyond their control and, as a result, Rule 152 is available to separate the acquisition of the shares by the non-management institutional investors and the potential sale of shares by such investors pursuant to the underwriters’ option to purchase additional shares.

Certain Relationships and Related Party Transactions, page 177

Advisory Services of Mr. Berchtold, page 179

6.	We note your disclosure on page 179 that you will pay Mr. Berchtold $500,000 for providing you with advice and guidance in connection with you becoming a public company. Please file the agreement as an exhibit to the registration statement.

Response: The agreement has been filed as an exhibit to the registration statement as requested.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2013

The New Home Company, Inc.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

7.	Please expand footnote 6 to clearly explain to investors why you are not recognizing a provision for taxes upon completion of your reorganization from a LLC to a corporation.

Response: In accordance with the Staff’s comment, the Company has expanded its disclosure on page F-2.

The New Home Company LLC and The New Home Company Predecessor Financial Statements

1. Organization and Summary of Significant Accounting Policies, page F-7

Organization, page F-7

8.	Please expand your disclosure regarding your conclusion that as of August 18, 2010, the admission of Watt and IHP as members resulted in a change of control that required your assets and liabilities to be revalued at fair value (i.e., push down accounting). Please disclose the impact of the change in control to your balance sheet as of August 18, 2010. Please refer to your analysis provided to us in response to comments 49 in our letter dated May 15, 2013, and comment 10 in our letter dated June 7, 2013.

Response: In accordance with the Staff’s comment, the Company has expanded its disclosure on pages F-12 and F-13.

Exhibits and Financial Statement Schedules, page II-3

9.	Please include the Amended and Restated Limited Company Agreement of The New Home Company LLC and any amendments thereto as exhibits to your registration statement.

Response: As referenced in our response to comment 5, copies of the Supplement and of the Amended and Restated Limited Liability Company Agreement of The New Home Company LLC and the amendments thereto (collectively, the “LLC Agreement”), have been previously supplied, as such documents are relevant to the Staff’s comment 5 and comment 38 in its letter dated May 15, 2013. However, in connection with the offering, The New Home Company LLC will convert into The New Home Company Inc., and upon such conversion, the LLC Agreement will be of no further force and effect. As a result, the Company respectfully submits that the LLC Agreement is not material to the Company or to investors in the offering.

*    *    *    *    *

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2013

We believe that the proposed modifications to the Registration Statement, and the supplemental information provided herewith, are responsive to the Staff’s comments. Please direct any further communications relating to this filing to the undersigned at (212) 839-5374 or Istvan Hajdu at (212) 839-5651.

Very truly yours,

/s/ J. Gerard Cummins

J. Gerard Cummins

cc:	H. Lawrence Webb

Edward F. Petrosky

Casey T. Fleck

Julian Kleindorfer

Annex A

SUPPLEMENT TO AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This Supplement to Amended and Restated Limited Liability Company Agreement, dated June 13, 2013 (this “Supplement”), of The New Home Company LLC, a Delaware limited liability company (the “Company”), is by and among TNHC Partners LLC, a Delaware limited liability company (“TNHC Partners”), IHP Capital Partners VI, LLC, a Delaware limited liability company (“IHP”), Watt/TNHC LLC, a California limited liability company (“Watt”), and TCN/TNHC LP, a Delaware limited partnership (“Tricon”), as the members (each a “Member” and collectively the “Members”) of the Company, with reference to the following facts:

A.         On or about June 25, 2009, the Certificate of Formation for the Company, was filed with the Secretary of State of the State of Delaware.

B.         The Members are parties to that certain Amended and Restated Limited Liability Company Agreement of the Company, dated August 18, 2010 (the “Original Agreement”), as amended by that certain First Amendment to Amended and Restated Limited Liability Company Agreement of the Company, dated December 20, 2010 (the “First Amendment”), that certain Second Amendment to Amended and Restated Limited Liability Company Agreement of the Company, dated February 20, 2012 (the “Second Amendment”), that certain Third Amendment to Amended and Restated Limited Liability Company Agreement of the Company, dated January 25, 2013 (the “Third Amendment”), and that certain Fourth Amendment to Amended and Restated Limited Liability Company Agreement, dated April 16, 2013 (the “Fourth Amendment”), and collectively, the Original Agreement, the First Amendment, the Second Amendment, the Third Amendment and the Fourth Amendment are referred to as the “LLC Agreement”). All capitalized terms not otherwise defined herein shall have the meanings set forth in the LLC Agreement.

C.         The Members desire to consummate an initial public offering (the “IPO”) of the Company’s shares of common stock (the “Common Stock”) following a conversion (the “Conversion”) of the Company from a Delaware limited liability company to a Delaware corporation.

D.         The parties hereto desire to adopt and approve a supplement to the LLC Agreement on the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Members hereby agrees, and the LLC Agreement is hereby supplemented, as follows:

ARTICLE 1

Section 1.1     Authorization. Notwithstanding any provisions of the LLC Agreement to the contrary, at any time prior to December 31, 2013:

(a)    TNHC Partners shall be, and it hereby is, authorized, in its sole and absolute discretion, to determine all terms and conditions of the IPO, including, but not limited to, the number of shares of Common Stock to be sold in the IPO by the Company and the External Members (as defined below) following the Conversion and the price per share to the public of such Common Stock, any related discount to the underwriters of the IPO, and any other terms and conditions as may be fixed or authorized by TNHC Partners; provided, however, that the External Members shall not sell any shares initially offered in the IPO but shall sell all of the shares subject to the underwriters’ option to purchase additional shares in connection with the IPO (the “Underwriters’ Option Shares”) and sales, if any, to the underwriters pursuant to such option shall be in pro rata amounts among the External Members. The Underwriters’ Option Shares shall be in an amount equal to 15% the shares offered by the Company in the IPO. TNHC Partners shall be, and it hereby is, authorized, in its sole and absolute discretion, to determine not to proceed with the IPO; and

(b)    TNHC Partners shall be, and it hereby is, authorized, in its sole and absolute discretion, to execute such resolutions for and on behalf of the Company as TNHC Partners may, in its sole and absolute discretion, deem necessary in connection with the IPO.

Section 1.2     Cooperation. Each External Member hereby agrees that it shall cooperate with TNHC Management and the Company and to take such actions as may be reasonably requested by TNHC Partners, in order to allow the Company to consummate the IPO on such terms and conditions as may be determined by TNHC Partners in accordance with the terms hereof.

ARTICLE 2

Section 2.1     Allocated Value. Following the Conversion and the pricing of the IPO, if the Allocated Value (as defined below) to each of IHP, Watt and Tricon (each an “External Member” and collectively, the “External Members”) does not meet the Allocated Value requirements set forth in this Supplement, TNHC Partners shall transfer shares of Common Stock (the “Management Transfer”) it received pursuant to the Conversion to each of the External Members in accordance with the calculations set forth in this Supplement. For purposes of this Supplement, “Allocated Value” means the value of the shares of Common Stock received by each of the External Members in the Conversion, calculated by multiplying 83.33% of the total number of shares of Common Stock received by such External Member in the Conversion by the price to the public of the shares of Common Stock sold in the IPO. It is understood that the number of shares of Common Stock received by an External Member in the Conversion is multiplied by 83.33% because the Allocated Value does not, and is not intended to, take into account the value of the shares of Common Stock to be received by the External Members associated with the capital raise related to the Fourth Amendment.

Section 2.2     Management Transfer. At or prior to the closing of the IPO, TNHC Partners shall effect the Management Transfer to each External Member as follows:

(a)    If the Allocated Value is less than $29,500,000, such number of shares of Commons Stock that is necessary so that the Allocated Value after the Management Transfer is increased by 50% of the difference between the Allocated Value prior to the Management Transfer and $29,500,000; and

(b)    If the Allocated Value immediately after the Management Transfer effected in accordance with Section 2.2(a) does not equal or exceed $25,000,000, such number of shares in addition to the shares of Common Stock transferred in accordance with Sections 2.2(a) as is necessary for the Allocated Value to equal $25,000,000 after the transfers in accordance with Section 2.2(a) and this Section 2.2(b).

In the event that the Allocated Value for each External Member exceeds $29,500,000 immediately after the pricing of the IPO, there shall be no transfer of shares of Common Stock from TNHC Partners to the External Members pursuant to the Management Transfer.

Section 2.3     Illustrative Calculations. For avoidance of doubt, attached hereto as Exhibit A are calculations illustrating the computation of the Allocated Value.

ARTICLE 3

Section 3.1     Termination. This Supplement shall automatically terminate upon the earliest to occur, if any, of (1) the Management Transfer, (2) the consummation of the IPO where no Management Transfer is required pursuant to the terms of this Supplement, (3) withdrawal of the registration statement filed with the SEC with respect to the IPO, or (4) December 31, 2013, in the event that the IPO has not been priced by that date.

Section 3.2     Capitalized Terms. Capitalized Terms used herein but not defined herein shall have the meanings assigned to them in the LLC Agreement.

Section 3.3     Counterparts. This Supplement may be executed in two or more counterparts, each of which shall constitute an original and all of which, when take together, shall constitute the Supplement.

Section 3.4     Governing Law; Choice of Forum. This Supplement shall be construed, interpreted and enforced under and in accordance with, and governed by, the laws of the State of Delaware applicable to agreements made and to be performed in such State. The Members each acknowledge and agree that the Superior Court of Orange County in the State of California, and the associated Federal and appellate courts, shall have exclusive jurisdiction to hear and decide any litigation regarding the enforceability or validity of this Supplement or any portion thereof and that venue shall lie exclusively in Orange County of the State of California.

Section 3.5     Invalidity. Every provision of this Supplement is intended to be severable. The invalidity and unenforceability of any particular provision of this Supplement in any jurisdiction shall not affect the other provisions hereof, and this Supplement shall be construed in all respect as if such invalid or unenforceable provisions were omitted.

Section 3.6     Successors and Assigns. This Supplement shall be binding upon the parties hereto and their respective successors, executors, administrators, legal representatives,

heirs and permitted legal assigns and shall inure to the benefit of the parties hereto and, except as otherwise provided herein, their respective successors, executors, administrators, legal representatives, heirs and permitted legal assigns. No Person other than the parties hereto and their respective successors, executors, administrators, legal representatives, heirs and permitted legal assigns, shall have any rights or claims under this Supplement and no assignment of all or any portion of this Supplement shall be effective except in connection with a Transfer permitted under Article VIII of the LLC Agreement.

Section 3.7     Entire Agreement. This Supplement, together with all Exhibits hereto, supersedes all prior agreement among the parties with respect to the subject matter hereof and contains the entire agreement among the parties with respect to such subject matter. This Supplement may not be amended, supplemented or discharged, and no provisions hereof may be modified or waived, except expressly by an instrument in writing signed by each Member. No waiver of any provision hereof by any party hereto shall be deemed a waiver by any party be deemed a continuing waiver of any matter by such party. No amendment, modification, supplement, discharge or waiver hereof or hereunder shall require the consent of any person not a party to this Supplement.

Section 3.8     Conflicts. In the event of any conflict between the terms and conditions of this Supplement, on one hand, and the terms and conditions of the LLC Agreement, on the other hand, the terms and conditions of this Supplement shall control.

Section 3.9     Time of the Essence. Time is of the essence in the performance of each and every term of this Supplement.

Section 3.10    Exculpation. The parties agree that the individuals executing this Supplement on behalf of the Members have done so in their respective capacities and not individually, and none of such individuals shall have any personal liability hereunder.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, this Amendment has been executed effective as of the Effective Date.

TNHC PARTNERS LLC, a Delaware limited liability company

By:	/s/ H. Lawrence Webb
H. LAWRENCE WEBB, Manager

By:	/s/ Wayne J. Stelmar
WAYNE J. STELMAR, Manager

By:	/s/ Joseph D. Davis
JOSEPH D. DAVIS, Manager

By:	/s/ Thomas Redwitz
THOMAS REDWITZ, Manager

IHP CAPITAL PARTNERS VI, LLC, a Delaware limited liability company

By:	Institutional Housing Partners VI, L.P., a California limited partnership Its Manager

By:	IHP Capital Partners a California corporation Its General Partner

By:	/s/ Douglas C. Neff
Print name: Douglas C. Neff Print title: President

By:	/s/ Brian P. McGowan
Print name: Brian P. McGowan Print title: Chief Operating Officer

WATT/TNHC LLC, a California limited liability company

By:	/s/ Howard Press
Print name: Howard Press Print title: President

TCN/TNHC LP, a Delaware limited partnership

By:	TCN/TNHC GP LLC a Delaware limited liability company Its General Partner

By:	/s/ David Berman
Print name: David Berman Print title: President

Exhibit A

Calculations Illustrating the Computation of Allocated Value and Management Transfer

	Example 1	Example 2	Example 3
a. Total Number of Shares Received by External Member	2,000,000	2,000,000	2,000,000
b. 83.33% of Total Shares Received	1,666,600	1,666,600	1,666,600
c. IPO Price	$20.00	$16.00	$12.00
Allocated Value (Section 2.1)—a x b x c	$33,332,000	$26,665,600	$19,999,200

Management Transfer (Section 2.2 (a))
Dollar Amount	—	1,417,200	4,750,400
Number of Shares	—	88,575	395,867

Allocated Value Post Management Transfer (Section 2.2 (a))	$33,332,000	$28,082,800	$24,749,600

Additional Management Transfer (Section 2.2 (b))
Dollar Amount	—	—	250,400
Number of Shares	—	—	20,867

Total Allocated Value Post Management Transfers	$33,332,000	$28,082,800	$25,000,000

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